April 23, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:      Will Mastrianna

Re:          Aclaris Therapeutics, Inc. (the “Company”)

Registration Statement on Form S-3

Filed: March 13, 2020

File No. 333-237163

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Company hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement to become effective at 4:30 p.m. Eastern Time on April 27, 2020 or as soon thereafter as is practicable, or at such later time as the Company may orally request via telephone call to the staff. The Company hereby authorizes each of Brian Leaf, Mark Ballantyne and Rasha Azouqha of Cooley LLP to make such request on its behalf.

Once the above-referenced Registration Statement has been declared effective, please orally confirm that event with Brian Leaf of Cooley LLP at (703) 456-8053, or in his absence, Mark Ballantyne of Cooley LLP at (703) 456-8084.

Very truly yours,

Aclaris Therapeutics, Inc.

By:	/s/ Frank Ruffo
Frank Ruffo
Chief Financial Officer